Exhibit 99(a)(8)

News Release	BASF The Chemical Company [LOGO]
January 9, 2006
Michael Grabicki Phone +49 621 60-99938 Cell: +49.172.749.18.91 Fax +49 621 60-92693 Michael.grabicki@basf.com
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BASF Aktiengesellschaft 67056 Ludwigshafen, Germany Phone:+49 621 60-0 http://www.basf.com Corporate Media Relations Phone: +49 621 60-20710 Fax:: +49 621 60-92693 presse.kontakt@basf.com

BASF Commences US$37 Per Share Cash Tender Offer for Engelhard

        Ludwigshafen, Germany, January 9, 2006—BASF Aktiengesellschaft (Frankfurt: BAS, NYSE: BF [ADR], LSE: BFA, SWX: AN), the world's leading chemical company, today announced that it is commencing a cash tender offer for all of the outstanding shares of common stock of Engelhard Corporation (NYSE: EC) for US$37.00 net per share.

        BASF's price represents a 23% premium above the December 20, 2005 closing price of Engelhard's stock of US$30.05 (the last trading day before BASF submitted its first proposal to Engelhard in writing), a 30% premium over Engelhard's 90-day average share price (VWAP) of US$28.42 as of December 20, 2005 and a 23% premium above the December 30, 2005 closing price of Engelhard's stock of US$30.15 (the last trading day before BASF announced its intention to commence a tender offer).

        The proposed transaction has a total equity value of approximately US$4.9 billion.

        The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on February 6, 2006, unless extended.

        The offer will be conditioned upon, among other things, acceptance by a majority of Engelhard's shares on a fully diluted basis, Engelhard's board taking all necessary actions to make its shareholder rights plan and the supermajority voting provisions in its certificate of incorporation inapplicable to BASF's offer, receipt of necessary regulatory approvals, and other customary conditions. The complete terms and conditions will be set in the Offer to Purchase, which will be filed with the U.S. Securities and Exchange Commission (www.sec.gov) prior to 5:30 pm EST today January 9, 2006, and mailed to Engelhard's stockholders. The Offer to Purchase and other tender offer documents will be also available at www.transactioninfo.com/basf after they are filed with the U.S. Securities and Exchange Commission.

        Lehman Brothers is acting as financial advisor and Shearman & Sterling LLP is acting as legal advisor to BASF on the proposed transaction.

        BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2004, BASF had approximately 82,000 employees and posted sales of more than €37 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

Note to editors:

        This press release will not be published on the BASF website before the Offer to Purchase and other tender offer documents have been filed with the U.S. Securities and Exchange Commission which are scheduled to be filed prior to 5:30 pm EST, January 9, 2006.

        This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) which is being filed with the U.S. Securities and Exchange Commission ("SEC") prior to 5:30 pm EST, January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety when they become available because they will contain important information. Engelhard stockholders may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

        This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

        Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the SEC. We do not assume any obligation to update the forward-looking statements contained in this press release.